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                            January 4, 2021

       Dmitry Kozko
       Chief Executive Officer
       Motorsport Gaming US LLC
       5972 NE 4th Avenue
       Miami, FL 33137

                                                        Re: Motorsport Gaming
US LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 31,
2020
                                                            File No. 333-251501

       Dear Mr. Kozko:

              We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed December 31, 2020

       Risk Factors
       Risks Related to the Company
       We may in the future be subject to legal proceedings in the ordinary course of our business..., page 40

   1. Clarify the number of shares you purchased that the minority stockholder alleges did not follow the right of
first refusal provisions in the Stockholders    Agreement, and the
                                                        percentage of the total
outstanding shares of 704Games that these shares represent. Please also clarify the
implications of remedies sought by the minority stockholder, including whether there is risk
to your majority controlling ownership interest of 704Games.
 Dmitry Kozko
FirstName
MotorsportLastNameDmitry
            Gaming US LLC Kozko
Comapany
January    NameMotorsport Gaming US LLC
        4, 2021
January
Page 2 4, 2021 Page 2
FirstName LastName
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Serge V. Pavluk, Esq.